Exhibit 99.1

FLY LEASING REPORTS SECOND QUARTER 2016
FINANCIAL RESULTS

Dublin, Ireland, July 28, 2016 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2016.

Second Quarter 2016 Highlights
•	Net income of $4.7 million, or $0.14 per share
•	Adjusted Net Income of $15.0 million, or $0.45 per share
•	Acquired one new aircraft in the quarter and five aircraft in July
•	New $75 million share repurchase program

“We continue to rejuvenate our fleet through the sale of older aircraft and their replacement with newer models,” said Colm Barrington, CEO of FLY.  “In the second quarter we sold six aircraft with an average age of 18 years and so far this year, we have purchased six aircraft with an average age of approximately 2 years.  We will continue with our strategy of selling older aircraft opportunistically and purchasing newer models prudently.  In addition to actively managing our portfolio, we see good value in our shares which trade at a significant discount to book value.  Yesterday, we approved a new $75 million share repurchase program.”

“FLY remains in a strong position to achieve its strategic objectives with $382 million in unrestricted cash and the capacity to acquire up to $2 billion worth of aircraft,” added Barrington.  “Our fleet is 100% utilized and we continue to see excellent demand for leased aircraft.”

Financial Results

FLY is reporting net income of $4.7 million, or $0.14 per diluted share, for the second quarter of 2016.  This compares to a restated net loss of $43.7 million, or $1.06 per share, for the same period in 2015.

Net income for the six months ended June 30, 2016 was $11.8 million, or $0.35 per share.  For the same six month period in 2015, there was a restated net loss of $23.8 million, or $0.59 per share.

Adjusted Net Income

Adjusted Net Income was $15.0 million for the second quarter of 2016 compared to $12.4 million for the same period in the previous year.  On a per share basis, Adjusted Net Income was $0.45 in the second quarter of 2016 compared to $0.30 for the second quarter of 2015.  For the six months ended June 30, 2016, Adjusted Net Income was $31.4 million, or $0.93 per share, compared to $42.6 million, or $1.03 per share, in 2015.

Share Repurchases

FLY has repurchased approximately 20% of its shares since September 30, 2015 for $106.2 million.  Subsequent to quarter end, FLY approved a new $75 million share repurchase program to replace its previously authorized $30 million program.  There were 33.3 million shares outstanding at quarter end.

Financial Position

At June 30, 2016, FLY’s total assets were $3.2 billion, including investment in flight equipment totaling $2.7 billion.

Cash and cash equivalents at June 30, 2016 totaled $476.9 million, of which $382.1 million was unrestricted.  In addition, FLY had eight unencumbered aircraft with a net book value of $531.8 million.  The net book value per share at June 30, 2016 was $18.97.

Aircraft Portfolio

At June 30, 2016, FLY’s 76 aircraft were on lease to 43 airlines in 29 countries.  The table does not show aircraft that were held for sale which totaled two and thirteen at June 30, 2016 and December 31, 2015, respectively, or the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Jun 30, 2016	Dec 31, 2015
Airbus A319	10	10
Airbus A320	15	14
Airbus A321	3	3
Airbus A330	4	4
Airbus A340	2	3
Boeing 737	36	39
Boeing 757	3	3
Boeing 767	—	1
Boeing 777	2	2
Boeing 787	1	1
Total	76	80

At June 30, 2016, the average age of the portfolio, weighted by net book value, was 6.8 years. The average remaining lease term was 6.3 years, also weighted by net book value. At June 30, 2016, our fleet was 100% utilized and the 76 aircraft were generating annualized rental revenue of approximately $293 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, July 28, 2016.  Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 39862155.  A live webcast with slide presentation will be available on the Events page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft.  FLY acquires and leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world.  FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing.  For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K.  FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited West Pier Business Campus Dun Laoghaire County Dublin, A96 N6T7 Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30, 2016 (Unaudited)	Three months ended Jun. 30, 2015 (Restated & Unaudited)	Six months ended Jun. 30, 2016 (Unaudited)	Six months ended Jun. 30, 2015 (Restated & Unaudited)
Revenues
Operating lease rental revenue	$73,874	$103,406	$148,507	$206,554
End of lease revenue	4,876	3,676	8,082	25,612
Amortization of lease incentives	(2,317)	(4,757)	(5,090)	(8,793)
Amortization of lease premiums, discounts and other	(94)	(641)	(207)	(1,586)
Operating lease revenue	76,339	101,684	151,292	221,787
Finance lease income	884	—	1,776	—
Equity earnings from unconsolidated subsidiary	131	341	264	681
Gain on sale of aircraft	443	—	5,586	2,637
Interest and other income	137	797	224	1,003
Total revenues	77,934	102,822	159,142	226,108
Expenses
Depreciation	28,662	46,787	57,501	93,990
Aircraft impairment	4,122	51,825	4,122	51,825
Interest expense	29,474	37,232	60,308	76,529
Net loss on modification and extinguishment of debt	612	2,119	5,139	6,169
Selling, general and administrative	7,384	10,573	15,653	18,837
Ineffective, dedesignated and terminated derivatives	(22)	1,756	264	1,492
Maintenance and other costs	455	1,077	1,654	2,663
Total expenses	70,687	151,369	144,641	251,505
Net income (loss) before provision for income taxes	7,247	(48,547)	14,501	(25,397)
Provision (benefit) for income taxes	2,570	(4,852)	2,724	(1,567)
Net income (loss)	$4,677	$(43,695)	$11,777	$(23,830)
Weighted average number of shares
- Basic	33,580,886	41,456,784	33,934,334	41,444,957
- Diluted	33,580,886	41,456,784	33,934,334	41,444,957
Earnings per share
- Basic and Diluted	$0.14	$(1.06)	$0.35	$(0.59)
Dividends declared and paid per share	$—	$0.25	$—	$0.50

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Jun. 30, 2016 (Unaudited)	Dec. 31, 2015 (Audited)
Assets
Cash and cash equivalents	$382,128	$275,998
Restricted cash and cash equivalents	94,761	174,933
Rent receivables	509	124
Investment in unconsolidated subsidiary	7,434	7,170
Investment in direct finance lease, net	34,185	34,878
Flight equipment held for sale, net	32,741	237,262
Flight equipment held for operating lease, net	2,524,145	2,585,426
Maintenance right asset, net	84,351	94,493
Fair market value of derivative assets	—	241
Other assets, net	6,071	6,450
Total assets	$3,166,325	$3,416,975
Liabilities
Accounts payable and accrued liabilities	$14,330	$17,548
Rentals received in advance	13,977	14,560
Payable to related parties	4,115	7,170
Security deposits	43,854	48,876
Maintenance payment liability	198,657	194,543
Unsecured borrowings, net	690,399	689,409
Secured borrowings, net	1,483,812	1,695,711
Deferred tax liability, net	22,277	20,741
Fair market value of derivative liabilities	27,824	19,327
Other liabilities	34,482	52,126
Total liabilities	2,533,727	2,760,011
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 33,347,990 and 35,671,400 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	33	36
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	549,473	577,290
Retained earnings	106,915	95,138
Accumulated other comprehensive loss, net	(23,823)	(15,500)
Total shareholders’ equity	632,598	656,964
Total liabilities and shareholders’ equity	$3,166,325	$3,416,975

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Six months ended	Six months ended
	Jun. 30, 2016 (Unaudited)	Jun. 30, 2015 (Restated & Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$11,777	$(23,830)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(264)	(681)
Direct finance lease income	(1,776)	—
Gain on sale of aircraft	(5,586)	(2,637)
Depreciation	57,501	93,990
Aircraft impairment	4,122	51,825
Amortization of debt discounts and issuance costs	4,695	5,957
Amortization of lease incentives	5,090	8,793
Amortization of lease discounts, premiums and other items	206	1,321
Amortization of fair market value adjustments associated with the GAAM acquisition	992	2,136
Net loss on modification and extinguishment of debt	4,121	5,160
Share-based compensation	—	195
Unrealized foreign exchange (gain) loss	530	(760)
Provision (benefit) for deferred income taxes	2,593	(1,915)
Unrealized loss on derivative instruments	183	1,211
Cash receipts in settlement of maintenance rights	6,150	—
Security deposits and maintenance payment liability recognized into earnings	(3,450)	(25,612)
Security deposits and maintenance payment claims applied towards operating lease revenues	(805)	—
Changes in operating assets and liabilities:
Rent receivables	(597)	6,825
Other assets	(233)	1,507
Payable to related parties	(7,234)	(3,008)
Accounts payable, accrued and other liabilities	(1,701)	795
Net cash flows provided by operating activities	76,314	121,272
Cash Flows from Investing Activities
Rent received from direct finance lease	2,460	—
Purchase of flight equipment	(40,488)	(156,196)
Proceeds from sale of aircraft	209,382	126,503
Payment for aircraft improvement	(2,255)	(6,255)
Lessor payments for lease incentive obligations	(1,600)	(13,206)
Net cash flows provided by (used in) investing activities	167,499	(49,154)

	Six months ended	Six months ended
	Jun. 30, 2016 (Unaudited)	Jun. 30, 2015 (Restated & Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	80,172	27,242
Security deposits received	920	3,815
Security deposits returned	(3,682)	(6,618)
Maintenance payment liability receipts	36,343	42,163
Maintenance payment liability disbursements	(2,278)	(32,891)
Net swap termination payments	(709)	23
Debt issuance costs	(832)	(914)
Proceeds from secured borrowings	84,249	147,277
Repayment of secured borrowings	(304,938)	(217,890)
Shares repurchased	(26,944)	—
Dividends	—	(20,716)
Dividend equivalents	—	(644)
Net cash flows used in financing activities	(137,699)	(59,153)
Effect of exchange rate changes on cash and cash equivalents	16	(305)
Net increase in cash	106,130	12,660
Cash at beginning of period	275,998	337,560
Cash at end of period	$382,128	$350,220
Supplemental Disclosure:
Cash paid during the period for:
Interest	$55,047	$70,454
Taxes	336	115
Noncash Activities:
Security deposits applied to maintenance payment liability and rent receivables	—	3,175
Maintenance payment liability applied to rent receivables	—	2,108
Other liabilities applied to maintenance payment liability, security deposits and rent receivables	960	240
Noncash activities:
Aircraft improvement	206	2,765
Noncash activities in connection with purchase of aircraft	2,687	20,344
Noncash activities in connection with sale of aircraft	35,628	9,016

FLY Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30, 2016 (Unaudited)	Three months ended Jun. 30, 2015 (Restated & Unaudited)	Six months ended Jun. 30, 2016 (Unaudited)	Six months ended Jun. 30, 2015 (Restated & Unaudited)
Net income (loss)	$4,677	$(43,695)	$11,777	$(23,830)
Adjustments:
Aircraft impairment	4,122	51,825	4,122	51,825
Amortization of debt discounts and loan issue costs	2,335	2,847	4,695	5,957
Amortization of lease premiums, discounts and other	93	602	206	1,321
Amortization of fair value adjustments recorded in purchase accounting	320	899	992	2,136
Net loss on modification and extinguishment of debt	612	2,119	5,139	6,169
Non-cash share based compensation	—	43	—	195
Professional fees related to restatement	851	—	1,101	—
Unrealized foreign exchange (gain) loss	(471)	910	530	(760)
Deferred income taxes	2,499	(4,953)	2,593	(1,915)
Ineffective, dedesignated and terminated derivatives	(22)	1,756	264	1,492
Adjusted Net Income	$15,016	$12,353	$31,419	$42,590
Average Shareholders’ Equity	$632,627	$736,292	$644,781	$734,586
Adjusted Return on Equity	9.5%	6.7%	9.7%	11.6%

Weighted average diluted shares outstanding	33,580,886	41,456,784	33,934,334	41,444,957
Adjusted Net Income per share	$0.45	$0.30	$0.93	$1.03

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of non-cash amortization of fair value adjustments recorded in purchase accounting; (iv) net losses from debt modification and extinguishment; (v) non-cash share-based compensation; (vi) legal and accounting expenses related to the restatement of our financial statements and related litigation; (vii) unrealized foreign exchange gains and losses; (viii) deferred income taxes; and (ix) the ineffective portion and charges associated with hedges. The adjustments included within Adjusted Net Income are primarily non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that we consider unrelated to the ongoing performance of our operations.  Adjusted return on equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented.  For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess the ongoing performance of our operations on a consistent basis from period to period.  Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that are not indicative of our overall operating trends.  In addition, we believe that Adjusted Net Income and Adjusted Return on Equity help us and our investors and potential investors compare our performance to our competitors.  These measures should be considered in addition to, not as a substitute for net income or other financial measure determined in accordance with Accounting Principles Generally Accepted in the United States.  FLY’s definitions may be different than those used by other companies, limiting their usefulness as comparative measures.